AMP
3/11/03

03012132

CM

[redacted]

...TES
...GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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RECD S.E.C.
FEB 2 7 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Family Investors Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood	NJ	07023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Chemidlin, Jr. 908-322-1800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cerefice & Company
(Name — *if individual, state last, first, middle name*)

1103 Westfield Avenue	Rahway	NJ	07065
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, as of December 31, 2002, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

CEO

Title

Notary Public

BETTY J. FENNIMORE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 8, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99

SEC FILE NO. 8-11196 | 98

Consolidated [ ] 198

Unconsolidated [X] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 230,402	200			$ 230,402	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	55,347	355	54,994	600	110,341	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	2,396	424				
E. Spot commodities		430			2,396	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 7,200 [130]						
B. At estimated fair value		440	7,200	610	7,200	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	18,639	680	18,639	920
11. Other assets		535	4,867	735	4,867	930
12. TOTAL ASSETS	$ 288,145	540	$ 85,700	740	$ 373,845	940

OMIT PENNIES

1/76 The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	114,645 [1205]	-0- [1385]	114,645 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$114,645 [1230]	$ -0- [1450]	$114,645 [1760]

Ownership Equity

Item		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		49,125 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		210,075 [1794]
E. Total		259,200 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$259,200 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$373,845 [1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

1/76

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 259,200	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			259,200	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 259,200	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 85,700	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(85,700)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 173,500	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities Mutual Fund	359	3734		
	D. Undue Concentration		3650		
	E. Other (List) Money Market Account	4,229	3736	(4,588)	3740
10.	Net Capital			$ 168,912	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

This computation was made by Cerefice & Company. The result is not materially different from that of the client.

11. Minimum net capital required (6-2/3% of line 19)		$ 7,643	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 25,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 25,000	3760
14. Excess net capital (line 10 less 13)		$ 143,912	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 157,447	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 114,645	3790
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	3830
19. Total aggregate indebtedness		$ 114,645	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 67.87	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 months [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 26,768	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	26,768	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	< 572 >	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	347,510	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	506,034	3975
8. Other revenue	227,477	3995
9. Total revenue	$ 1,107,217	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 121,000	4120
11. Other employee compensation and benefits	765,680	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	10,254	4195
15. Other expenses	220,603	4100
16. Total expenses	$ 1,117,537	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ < 10,320 >	4210
18. Provision for Federal income taxes (for parent only) < benefit >	< 902 >	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ < 9,418 >	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 268,618	4240
A. Net income (loss)			<9,418>	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 259,200	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ None	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Fiserve Securities, Inc.	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Based on our review of the client's procedures, we concur in this claim for exemption.

The accompanying notes are an integral part of these financial statements.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ None 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the *report date, regardless of whether or not the capital contribution is expected to be renewed.* The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$ (9,418)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	5,951
Deferred taxes	(768)
Investment income	(1,331)
Net Unrealized losses on investments other than trading	572
(Increase)Decrease in operating assets:	
Accounts Receivable	(16,937)
Prepaid expenses	(390)
Other assets	3,651
Increase (Decrease)in operating liabilities:	
Accounts payable	4,326
Accrued expenses	(2,599)
Customer Exchange	(45,782)
Income Taxes payable	(4,662)
Net cash used in operating activities	(67,387)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment income	1,331
Purchase of long term investments	(1,336)
Decrease in interest receivable	113
Purchase of furniture and equipment	(550)
Net cash used in investing activities	(442)
DECREASE IN CASH	(67,829)
CASH - January 1, 2002	298,431
CASH - December 31, 2002	230,602
Less Petty cash treated as other "non-allowable" asset	(200)
CASH - December 31, 2002 per line 750, Focus Report	$ 230,402

FAMILY INVESTORS COMPANY

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

NET LOSS		$(8,846)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:		
Unrealized losses on investments:		
Unrealized holding losses arising during the period	$ (572)	
OTHER COMPREHENSIVE INCOME (LOSS)		(572)
TOTAL COMPREHENSIVE INCOME (LOSS)		$(9,418)

Family Investors Company
Notes to Financial Statements
December 31, 2002

1. Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Securities Transactions

The company accepts customer orders for equity securities but clears the orders through another broker. The clearing broker settles the customer transactions and pays the company a commission. Customer payments for investment company shares are deposited into a trust account. A check for the actual cost of the shares less the company's commissions is drawn from the trust account and sent to the investment company. The company transfers the amount of commissions to the operating account by writing a check drawn on the trust account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC Insured amounts.

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. Government securities.

3. Securities and other investments

Securities at fair market value consist of investment in a mutual fund. Net unrealized holding gains and (losses) on this investment in the amount of $(572) and $100 for the years ended December 31, 2002 and 2001, respectively, have been included in accumulated other comprehensive income. Securities not readily marketable consist of stock and warrants of NASD, Inc. a privately held company. Transfer of these shares is restricted and fair market value is not readily ascertainable.

4. Property, Furniture, and Equipment

Property, furniture, and equipment consist of the following:

Computers and Office Equipment	$ 68,580
Furniture and Fixtures	33,115
Computer Software	1,982
	103,677
Less Accumulated Depreciation	85,039
	$ 18,638

Depreciation expense of $5,951 for the current period was calculated on a straight-line method over 5 years for equipment, 7 years for Furniture and Fixtures, and 3 years for Software.

5. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002, consist of fees and commissions receivable in the amount of $98,273.

6. Commitments and Contingent Liabilities

The company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2002, are as listed below:

2003	$ 50,900
2004	$ 50,112
2005	$ 3,813
2006	$ 544
	$ 105,369

Lease payments for the year ended December 31, 2002 were as follows:

Office rent	$ 35,721
Automobile lease	$ 11,224
Equipment rental	$ 4,048
	$ 50,993

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $168,912.

8. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized gains (losses) on securities of $(472) and $100 as of December 31, 2002 and 2001, respectively.

9. Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,125 shares have been issued and are outstanding.

10. Income taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ (388)	$ (514)	$ (902)
State	331	(254)	77
Total	$ (57)	$ (768)	$ (825)

Deferred tax assets and liabilities consist of the following:

	2002	2001
Deferred tax liability	$ 3,197	$ 3,965
Deferred tax asset	(4,336)	(3,587)
Valuation allowance	4,336	3,587
	$ 3,197	$ 3,965

The tax provision defers from the expected income tax expense that would result from applying U.S. statutory income tax rates to income before income taxes because of non-deductible expenses of approximately $10,500.

&CEREFICE COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

The Shareholder
Family Investors Company
Fanwood, New Jersey

In planning and performing our audit of the financial statements of Family Investors Company, (the company) for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

The management of the Company is responsible for establishing and maintaining effective internal control and practices and procedures to comply with requirements of regulatory agencies. One of the objectives of internal control and the practices and procedures is to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the shareholder, management, and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cerefice & Company

Cerefice & Company
Certified Public Accountants
Rahway, New Jersey
January 30, 2003